UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

FORM 6-K

______________________________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated July 1, 2026

Commission File Number: 001-38018

______________________________________________

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

______________________________________________

N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Board of Directors - Changes to Membership

Resignation of a Company Secretary

Ms. Julie Ann Edwards

The Board of the Company terminated the contract with our Company Secretary Ms. Julie Ann Edwards ("Ms. Edwards") on July 1, 2026. The termination was not as a result of any disagreement with the Company relating to its operations, policies or practices.

The Board hereby extends its sincere appreciation for the contribution of Ms. Edwards to the Company.

Appointment of a Company Secretary

Mr. Zhiyun Tan

Effective as of July 1, 2026, the Board of the Company appointed Mr. Zhiyun Tan ("Mr. Tan"), aged 46, as the Company Secretary of the Company.

Mr. Tan is currently the non-executive director of the Company. Mr. Tan is a partner in his own business consulting services firm in Sydney, Australia. He has over 10 years of experience providing business and tax advisory services to large & SME corporates and high-net-worth individuals. He has also worked as a Financial Controller for a large private company. Mr. Tan specializes in Business Advisory, Cloud and Business Systems, Strategic Advisory, Corporate Finance & Advisory, Tax Advisory and R&D Incentives and Advisory.

Mr. Tan is a member of Certified Practicing Accountant, Australia (CPA). He is also a Chartered Tax Adviser (CTA) and a Registered Tax Agent in Australia. Mr. Tan received a Master of Business Administration majoring in Accounting and Management from the University of Technology, Sydney. He received a Bachelor of Environmental Engineering from the University of Hunan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 2, 2026

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

1